September 30, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
Disclosure Review Program
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Amanda Ravitz
    Barbara Jacobs

Filed Via EDGAR as Correspondence

RE:     CME Group Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2022
File No. 001-31553

This letter sets forth the responses of CME Group Inc. (“CME Group”, “the Company”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission “Staff”) from comment letter dated September 21, 2022 with respect to the above referenced Proxy Statement. For your convenience, we have duplicated the original comments of the Staff as set forth in the comment letter below in italics in providing our responses to each of the Staff’s comments.

Definitive Proxy Statement on Schedule 14A filed March 17, 2022

General

1.     Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of your Lead Director is brought to bear in connection with your board’s role in risk oversight.

CME Response:

It is our belief that the Company’s disclosures in the Proxy Statement comply with all applicable rules and regulations, including Item 407(h) of Regulation S-K. Nonetheless, we will consider the Staff’s comments in due course as we evaluate the extent to which we voluntarily supplement our required disclosures in the future.

2.     Please expand upon the role that your Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Director may:

•represent the board in communications with shareholders and other stakeholders; and
•require board consideration of, and/or override your CEO on, any risk matters.

CME Response:

It is our belief that the Company’s disclosures in the Proxy Statement comply with all applicable rules and regulations, including Item 407(h) of Regulation S-K. Nonetheless, we will consider
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the Staff’s comments in due course as we evaluate the extent to which we voluntarily supplement our required disclosures in the future.

3.     Please expand upon how your board administers its risk oversight function. For example, please disclose:

•the specific risks over which the board elected to retain direct oversight responsibility and why oversight of those risks was not assigned to a board committee;
•the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•how the board interacts with management to address existing risks and identify significant emerging risks;
•whether you have a Chief Compliance Officer and to whom this position reports; and
•how your risk oversight process aligns with your disclosure controls and procedures.

CME Response:

It is our belief that the Company’s disclosures in the Proxy Statement comply with all applicable rules and regulations, including Item 407(h) of Regulation S-K. Nonetheless, we will consider the Staff’s comments in due course as we evaluate the extent to which we voluntarily supplement our required disclosures in the future.

* * *

Please do not hesitate to call me at 312-930-8492 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Terrence A. Duffy

Terrence A. Duffy
Chairman and Chief Executive Officer
CME Group Inc.

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